Fidelity (logo) Investments®	FPCMS 245 Summer Street Boston MA 02210 617-563-7000

September 1, 2017

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity Select Portfolios (the trust):
Industrials Portfolio File No. 811-03114

Ladies and Gentlemen:

On behalf of the trust, transmitted herewith pursuant to the Securities Act of 1933 and Rule 488 thereunder, is the trust’s Registration Statement on Form N-14. The purpose of this filing is to register shares of beneficial interest of Industrials Portfolio, a series of the trust, in connection with the proposed acquisition by Industrials Portfolio of all of the assets of Industrial Equipment Portfolio, another series of the trust, and the assumption by Industrials Portfolio of the liabilities of Industrial Equipment Portfolio, solely in exchange for shares of Industrials Portfolio (the “Reorganization”). The Reorganization is in connection with an Agreement and Plan of Reorganization (the “Agreement”).

In connection with the Reorganization, filed herewith are the Notice to Shareholders, Proxy Statement and Prospectus (the “Proxy Statement”), and Agreement to be sent to shareholders of Industrial Equipment Portfolio. The Prospectus of Industrials Portfolio dated April 29, 2017 included in this filing is the Prospectus filed by the trust on April 27, 2017 as Post-Effective Amendment No. 130 to its registration on Form N-1A (File No. 002-69972).

No filing fee is due because of reliance on Section 24(f) of the Investment Company Act of 1940.

The Special Meeting of Shareholders is scheduled to be held on December 8, 2017. It is expected that the Proxy Statement will be mailed to shareholders on or about October 10, 2017, more than 20 days before the meeting. Accordingly, pursuant to Instruction F of Form N-14, the Part B of the Form N-14 will not accompany the Proxy Statement sent to shareholders. As required by Instruction F, a statement indicating that documents are available upon oral or written request without charge is included in the Proxy Statement.

We would appreciate receiving Staff comments, if any, on this filing no later than September 21, 2017. Questions or comments regarding this filing should be directed to Jamie Plourde at (817) 474-7037.

Sincerely,

/s/ Jamie Plourde
Jamie Plourde
Legal Product Group